UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                         Global Power Equipment Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                    37941p108
                      ------------------------------------
                                 (CUSIP Number)


                                Mark R. Diamond
    Cannell Capital, LLC, 150 California Street, 5th Floor, San Francisco, CA
                              94111 (415) 835-8300
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               December 5, 2003
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.



CUSIP No.  37941p108

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Cannell Capital, LLC
      94-3366999
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     California...................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0...............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          4,758,600........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      4,758,600.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person   4,758,600
                                                                   ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    10.6%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   IA.......................................................................
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CUSIP No. 37941p108

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     USA..........................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0 ..............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          4,758,600........................
                                       --------------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      4,758,600.....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person    4,758,600
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    10.6%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   IN/HC....................................................................
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CUSIP No. 37941p108

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Cuttyhunk Fund Limited

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Bermuda......................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          1,117,189........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      1,117,189.....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person    1,117,189
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     2.5%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   CO.......................................................................
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CUSIP No. 37941p108

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Anegada Fund Limited

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Cayman Islands...............
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0 ..............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          1,146,511.......................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0  ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      1,146,511.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person   1,146,511
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     2.6%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   CO.......................................................................
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CUSIP No. 37941p108

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      GS Cannell, LLC
      98-0232642
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0...............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          448,300.........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      448,300.........................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    448,300
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     1.0%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   OO.......................................................................
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CUSIP No. 37941p108

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Tonga Partners, L.P.
      94-3164039
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          1,812,900....................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      1,812,900.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    1,812,900
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     4.0%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   PN.......................................................................
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CUSIP No. 37941p108

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Pleiades Investment Partners, LP
      23-2688812
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          233,700..........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      233,700......................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person     233,700
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     0.5%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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Item 1  Security and Issuer
        This statement relates to Common Stock ("Common Stock"), issued by Global Power Equipment Group Inc., an Delaware Corporation. The address of the principal executive offices of Global Power Equipment Group Inc. is 6120 South Yale, Suite 1480, Tulsa, Oklahoma.

Item 2  Identity and Background

        Name: Cannell Capital, LLC ("Adviser")
        Place of Organization: California
        Principal Business: Investment Adviser
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Cuttyhunk Fund Limited ("Cuttyhunk")
        Place of Organization: Bermuda
        Principal Business: Investment
        Address: 73 Front Street, Hamilton, Bermuda HM 12
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Anegada Fund Limited ("Anegada")
        Place of Organization: Cayman Islands
        Principal Business: Investment
        Address: c/o Bank of Butterfield International (Cayman) Ltd., 68 Fort Street, PO Box 705, George Town, Grand Cayman, Cayman Islands Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: Tonga Partners, L.P. ("Tonga")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: GS Cannell, LLC ("GSC")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 701 Mount Lucas Road, CN 850, Princeton, NJ 08542 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: Pleiades Investment Partners, LP ("Pleiades")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 6022 West Chester Pike, Newtown Square, PA 19073
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: J. Carlo Cannell
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None
        Citizenship: United States

        J Carlo Cannell is the controlling and managing member of Adviser. Adviser serves as investment adviser to Cuttyhunk, Anegada, GSC, and Pleiades. Adviser is general partner and investment adviser to Tonga.

Item 3  Source and amount of Funds or other Consideration

        The aggregate amount of funds used by Cuttyhunk to purchase 1,117,189 shares of Common Stock owned by it was approximately $5,711,082. Such amount was derived from working capital.

        The aggregate amount of funds used by Anegada to purchase 1,146,511 shares of Common Stock owned by it was approximately $9,106,579. Such amount was derived from working capital.

        The aggregate amount of funds used by GSC to purchase 448,300 shares of Common Stock owned by it was approximately $4,170,182. Such amount was derived from working capital.

        The aggregate amount of funds used by Tonga to purchase 1,812,900 shares of Common Stock owned by it was approximately $8,471,154. Such amount was derived from working capital.

        The aggregate amount of funds used by Pleiades to purchase 233,700 shares of Common Stock owned by it was approximately $1,139,192. Such amount was derived from working capital.

Item 4  Purpose of Transaction

        The Common Stock was bought in the ordinary course of the Adviser's management of the accounts of its investment advisory clients. As of December 5, 2003 the Reporting Persons commenced the formulation of plans to seek maximization of the value of the Common Stock. Such plans may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

        Subject to availability at prices deemed favorable and in accordance with applicable laws and regulations, the Reporting Persons may acquire shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise.

        Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of item 4 of
        Schedule 13D. As part of such plans, on December 8, 2003 the Adviser, on behalf of the Reporting Persons, sent a letter to the Chairman of the Company requesting that the Company endeavor to terminate the Company's consulting relationship with its principal shareholder. A copy of such letter is attached as an exhibit to this Schedule.

Item 5  Interest in Securities of the Issuer

        (a) As of December 5, 2003, the Reporting Persons directly or indirectly beneficially owned 4,758,600 shares, or 10.6%, of Common Stock of Global Power Equipment Inc. (the approximate number of the shares of Common Stock owned is based on 44,953,755 shares of common stock outstanding by Global Power Equipment Inc., on Nov. 4, 2003).
           (1) Cuttyhunk owns 1,117,189 shares (2.5%) (2) Anegada owns 1,146,511 shares (2.6%) (3) GS Cannell owns 448,300 shares (1.0%) (4) Tonga owns 1,812,900 shares (4.0%) (5) Pleiades owns 233,700 shares (0.5%)

        (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

        (c) A list of transactions during the past 60 days.

        ---------------------------------------------------------------------
        Party           Date         Amount    Price per   Where & How
                                     Bought      Share       Effected
                                     (Sold)
        ---------------------------------------------------------------------
        ANEGADA      10/28/2003       5,305     6.20     Open Market
        ANEGADA      10/28/2003       3,700     6.27     Open Market
        ANEGADA      10/30/2003       1,934     6.14     Open Market
        ANEGADA      10/31/2003      15,372     6.00     Open Market
        ANEGADA      11/05/2003      14,900     6.37     Open Market
        ANEGADA      11/05/2003      40,300     6.39     Open Market
        ANEGADA      11/06/2003      17,900     6.36     Open Market
        ANEGADA      11/07/2003       3,800     6.31     Open Market
        ANEGADA      11/17/2003         700     5.92     Open Market
        ANEGADA      11/17/2003         400     5.92     Open Market
        ANEGADA      11/18/2003       3,500     5.91     Open Market
        ANEGADA      11/19/2003         500     5.87     Open Market
        ANEGADA      11/20/2003       4,100     6.07     Open Market
        ANEGADA      11/21/2003       2,300     6.13     Open Market
        ANEGADA      11/24/2003      85,300     6.19     Open Market
        ANEGADA      11/24/2003       5,100     6.27     Open Market
        ANEGADA      11/25/2003       1,300     6.26     Open Market
        ANEGADA      11/26/2003         500     6.26     Open Market
        ANEGADA      11/28/2003       1,500     6.31     Open Market
        ANEGADA      12/01/2003       3,300     6.16     Open Market
        ANEGADA      12/02/2003       7,400     6.05     Open Market
        ANEGADA      12/03/2003         700     5.95     Open Market
        ANEGADA      12/04/2003       2,000     5.97     Open Market
        ANEGADA      12/05/2003       1,300     5.97     Open Market
        CUTTYHUNK    10/08/2003      20,000     5.96     Open Market
        CUTTYHUNK    10/23/2003         194     6.00     Open Market
        CUTTYHUNK    10/28/2003       5,200     6.20     Open Market
        CUTTYHUNK    10/28/2003       3,600     6.27     Open Market
        CUTTYHUNK    10/30/2003       1,800     6.14     Open Market
        CUTTYHUNK    10/31/2003      15,200     6.00     Open Market
        CUTTYHUNK    11/03/2003       3,022     5.93     Open Market
        CUTTYHUNK    11/04/2003      18,700     6.24     Open Market
        CUTTYHUNK    11/04/2003       3,010     5.93     Open Market
        CUTTYHUNK    11/05/2003      22,963     6.37     Open Market
        CUTTYHUNK    11/05/2003      61,700     6.39     Open Market
        CUTTYHUNK    11/06/2003      27,500     6.36     Open Market
        CUTTYHUNK    11/07/2003       5,900     6.31     Open Market
        CUTTYHUNK    11/17/2003       1,200     5.92     Open Market
        CUTTYHUNK    11/17/2003         500     5.92     Open Market
        CUTTYHUNK    11/18/2003       5,300     5.91     Open Market
        CUTTYHUNK    11/19/2003         800     5.87     Open Market
        CUTTYHUNK    11/20/2003       4,600     6.07     Open Market
        CUTTYHUNK    11/21/2003       2,500     6.13     Open Market
        CUTTYHUNK    11/24/2003      94,600     6.19     Open Market
        CUTTYHUNK    11/24/2003       5,600     6.27     Open Market
        CUTTYHUNK    11/25/2003       1,500     6.26     Open Market
        CUTTYHUNK    11/26/2003         500     6.26     Open Market
        CUTTYHUNK    11/28/2003       1,600     6.31     Open Market
        CUTTYHUNK    12/01/2003       3,600     6.16     Open Market
        CUTTYHUNK    12/02/2003       8,200     6.05     Open Market
        CUTTYHUNK    12/03/2003         700     5.95     Open Market
        CUTTYHUNK    12/04/2003       2,200     5.97     Open Market
        CUTTYHUNK    12/05/2003       1,500     5.97     Open Market
        GS CANNELL   10/28/2003       1,900     6.20     Open Market
        GS CANNELL   10/28/2003       1,400     6.27     Open Market
        GS CANNELL   10/30/2003         700     6.14     Open Market
        GS CANNELL   10/31/2003       5,600     6.00     Open Market
        GS CANNELL   11/20/2003         900     6.07     Open Market
        GS CANNELL   11/21/2003         500     6.13     Open Market
        GS CANNELL   11/24/2003      19,500     6.19     Open Market
        GS CANNELL   11/24/2003       1,200     6.27     Open Market
        GS CANNELL   11/25/2003         300     6.26     Open Market
        GS CANNELL   11/26/2003         100     6.26     Open Market
        GS CANNELL   11/28/2003         300     6.31     Open Market
        GS CANNELL   12/01/2003         800     6.16     Open Market
        GS CANNELL   12/02/2003       1,700     6.05     Open Market
        GS CANNELL   12/03/2003         100     5.95     Open Market
        GS CANNELL   12/04/2003         400     5.97     Open Market
        GS CANNELL   12/05/2003         300     5.97     Open Market
        PLEIADES     10/28/2003       1,100     6.20     Open Market
        PLEIADES     10/28/2003         700     6.27     Open Market
        PLEIADES     10/30/2003         400     6.14     Open Market
        PLEIADES     10/31/2003       3,100     6.00     Open Market
        PLEIADES     11/05/2003       2,900     6.37     Open Market
        PLEIADES     11/05/2003       8,000     6.39     Open Market
        PLEIADES     11/06/2003       3,500     6.36     Open Market
        PLEIADES     11/07/2003         800     6.31     Open Market
        PLEIADES     11/17/2003         100     5.92     Open Market
        PLEIADES     11/17/2003         100     5.92     Open Market
        PLEIADES     11/18/2003         700     5.91     Open Market
        PLEIADES     11/19/2003         100     5.87     Open Market
        PLEIADES     11/20/2003         800     6.07     Open Market
        PLEIADES     11/21/2003         500     6.13     Open Market
        PLEIADES     11/24/2003      17,300     6.19     Open Market
        PLEIADES     11/24/2003       1,000     6.27     Open Market
        PLEIADES     11/25/2003         300     6.26     Open Market
        PLEIADES     11/26/2003         100     6.26     Open Market
        PLEIADES     11/28/2003         300     6.31     Open Market
        PLEIADES     12/01/2003         700     6.16     Open Market
        PLEIADES     12/02/2003       1,500     6.05     Open Market
        PLEIADES     12/03/2003         100     5.95     Open Market
        PLEIADES     12/04/2003         400     5.97     Open Market
        PLEIADES     12/05/2003         300     5.97     Open Market
        TONGA        10/28/2003       7,900     6.20     Open Market
        TONGA        10/28/2003       5,600     6.27     Open Market
        TONGA        10/30/2003       2,800     6.14     Open Market
        TONGA        10/31/2003      23,000     6.00     Open Market
        TONGA        11/20/2003       4,600     6.07     Open Market
        TONGA        11/21/2003       2,600     6.13     Open Market
        TONGA        11/24/2003      95,300     6.19     Open Market
        TONGA        11/24/2003       5,600     6.27     Open Market
        TONGA        11/25/2003       1,500     6.26     Open Market
        TONGA        11/26/2003         500     6.26     Open Market
        TONGA        11/28/2003       1,700     6.31     Open Market
        TONGA        12/01/2003       3,700     6.16     Open Market
        TONGA        12/02/2003       8,200     6.05     Open Market
        TONGA        12/03/2003         700     5.95     Open Market
        TONGA        12/04/2003       2,200     5.97     Open Market
        TONGA        12/05/2003       1,500     5.97     Open Market



        (d) Not Applicable

        (e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        J. Carlo Cannell controls and manages the Adviser who makes voting and dispositive decisions for Cuttyhunk, Anegada, GS Cannell, Tonga, and Pleiades.

Item 7  Material to Be Filed as Exhibits

        Exhibit 7.1- Letter to Mr. Larry Edwards, Chairman of Global Power Equipment Group, Inc.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 9, 2003
                          J. Carlo Cannell

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell

                              Cannell Capital, LLC

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member

                            The Anegada Fund, Limited

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                           The Cuttyhunk Fund Limited

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                          GS Cannell, LLC

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                              Tonga Partners, L.P.

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, General Partner

                          Pleiades Investment Partners, LP

                              /s/ J. Carlo Cannell
                          -------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser


Exhibit 7.1
-----------

                               CANNELL CAPITAL LLC
                              150 California Street
                           San Francisco, Calif. 94111

                                    ------------
                      Tel (415) 835-8300 Fax (443) 606-0067
                               info@cannellcap.com


                                                          December 8, 2003



Mr. Larry Edwards, Chairman
Global Power Equipment Group, Inc.
6120 South Yale, Suite 1480
Tulsa, OK 74136

Dear Larry:

You may recall a telephone conversation I had with you this past February, in which I indicated my concerns with the company's direction and, in particular, the contractual relationship with Harvest Partners. At your suggestion, I wrote a letter dated February 28, 2003 to your predecessor as Chairman, Stephen Eisenstein, expressing those concerns. In spite of our urging that the consulting arrangement with Harvest be terminated, it was in fact renewed for another year in August. We continue to have concerns regarding this relationship, especially the magnitude of fees paid and to be paid, and we have since learned, on an unsolicited basis, that other shareholders share our concerns.

We understand that by its terms the Harvest agreement may not be terminated by Global except for cause. We urge you, however, to negotiate immediately with Harvest to accomplish an early termination of the agreement. The existence of the agreement and its insider nature severely diminishes the credibility of management's professions of concern for the interests of shareholders in general. As a major shareholder, Harvest should acknowledge and be concerned about the damage this lack of credibility does to the value of its shares, damage which is far in excess of the amount of fees they receive from this arrangement.

The favor of a reply is requested.

Sincerely,

/s/ J. Carlo Cannell

J. Carlo Cannell
Managing Member
Cannell Capital LLC